04015106

SECURITIE... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 40511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. E. SHAW INVESTMENTS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel F. Wolf 212-478-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D. E. Shaw Investments, L.P. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2003

D. E. Shaw Investments, L.P.

39th Floor, Tower 45
120 West Forty-Fifth Street
New York, NY 10036

(212) 478-0000
Fax (212)478-0100

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

■ (a) Facing page.

■ (b) Consolidated Statement of Financial Condition.

□ (c) Consolidated Statement of Operations.

□ (d) Consolidated Statement of Cash Flows.

□ (e) Consolidated Statement of Changes in Partners' Capital.

□ (f) Consolidated Statement of Changes in Revolving Subordinated Borrowings.

□ (g) Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1.

□ (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3.

□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

□ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

□ (l) An Oath or Affirmation.

□ (m) A copy of the SIPC Supplemental Report.

■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

□ (o) Statement Regarding Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditor's Report

To the Partners of
D. E. Shaw Investments, L.P.:

We have audited the accompanying consolidated statement of financial condition of D. E. Shaw Investments, L.P. (a Delaware Limited Partnership) and subsidiary as of December 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of D. E. Shaw Investments, L.P. and subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 17, 2004

D. E. Shaw Investments, L.P. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2003

	(in thousands)
Assets	
Receivables	
Clearing broker	$ 428,662
Interest and dividends	962
Financial instruments owned	704,309
Total Assets	**$ 1,133,933**
Liabilities and Partners' Capital	
Payables	
Interest and dividends	$ 716
Parent	5,213
Financial instruments sold, but not yet purchased	910,150
Other liabilities and accrued expenses	233
Total Liabilities	**916,312**
Commitments	
Revolving Subordinated Borrowings	**50,000**
Partners' Capital	**167,621**
Total Liabilities and Partners' Capital	**$ 1,133,933**

The accompanying notes are an integral part of this statement.

1. Organization and Basis of Presentation

The consolidated statement of financial condition includes the accounts of D. E. Shaw Investments, L.P. ("Investments L.P."), a Delaware limited partnership that operates as a securities broker-dealer, and its wholly-owned subsidiary (collectively, the "Company"). D. E. Shaw & Co., L.P. (the "General Partner") is the general partner of Investments L.P. and held 0.3 percent of the Company's capital at year-end. D. E. Shaw Investment Group, L.P. (the "Parent") is the sole limited partner of Investments L.P. As of January 1, 2004, the Parent converted to a Delaware limited liability company having the name D. E. Shaw Investment Group, L.L.C.

The purpose and investment objective of the Company is capital appreciation, primarily through the purchase and sale of financial instruments.

2. Significant Accounting Policies

The Company's consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates relate primarily to the valuation of financial instruments when quoted market prices are not available, or when liquidation of the Company's positions is reasonably expected to impact market prices, as discussed further below. Such estimates may differ from the amounts ultimately realized due to the uncertainties inherent in any such estimation process, and the differences may be material.

Intercompany accounts and transactions have been eliminated in consolidation.

Principal transactions in financial instruments and related expenses are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on an accrual basis.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts that approximate fair value.

a. Financial instruments owned and financial instruments sold, but not yet purchased include (without limitation) equity securities, debt securities, and certain derivative instruments such as options and warrants. Such financial instruments are reflected on the consolidated statement of financial condition at fair value. While the underlying financial instruments related to contractual

2. Significant Accounting Policies (Continued)

a. (Continued)

commitments arising pursuant to futures and any other derivative contracts are not reflected on the consolidated statement of financial condition, the fair value of these contracts is reflected in receivable from clearing broker on such statement. The resulting net change in unrealized gains and losses on these contracts (as well as the net change in unrealized gains and losses on the other financial instruments described above) is reflected in partners' capital on the consolidated statement of financial condition.

Fair value is generally based on quoted market prices, taking into account the liquidity and concentrations of, and any restrictive terms with respect to, the instruments and contracts. If quoted market prices are not readily available, or if the liquidation of certain of the Company's positions is reasonably expected to impact market prices, fair value of those positions may be determined based on other relevant factors, including (without limitation) dealer price quotations, price activity for equivalent instruments, and valuation pricing models. When quoted market prices or dealer price quotations are obtained, instruments and contracts may be valued using the last sale price, the bid price, the asked price, a price somewhere within the range between the bid and asked prices, or another method considered appropriate in the circumstances. The Company believes that, where applicable, consistent methods have been used with respect to valuing instruments and contracts associated with similar types of trading. Valuation pricing models consider, where applicable, time value and volatility factors underlying financial instruments as well as other relevant economic measurements.

b. Receivables and payables (including those resulting from contractual commitments, over-the-counter instruments, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists.

c. A portion of net assets is denominated in foreign currencies. Foreign-denominated assets and liabilities are revalued at prevailing spot rates, with any resulting gains or losses reflected in partners' capital on the consolidated statement of financial condition.

2. Significant Accounting Policies (Continued)

d. Substantially all other assets and liabilities are recorded at contracted amounts that approximate fair value.

U.S. federal and state income taxes have not been provided because the partners report their respective distributive share of the Company's taxable income or loss on their respective tax returns.

3. Receivable From Clearing Brokers

The Company enters into transactions in financial instruments that are cleared by a limited number of brokers and dealers (the "Clearing Brokers") pursuant to clearance agreements. Substantially all of the Company's cash and securities positions are either held as collateral by the Clearing Brokers against various margin obligations (including $23,000 of cash collateral pledged in connection with its futures positions) or are deposited with such Clearing Brokers for safekeeping purposes. These arrangements subject the Company to credit risk with respect to the Clearing Brokers, and this risk is typically concentrated among a limited number of counterparties. The clearance agreements permit the Clearing Brokers to pledge or otherwise hypothecate the Company's securities, subject to certain limitations, typically based on the Company's margin borrowings. The Clearing Brokers may also sell such securities and/or other positions in limited instances where required collateral is not posted on a timely basis. During 2003, the Company's cash, as well as its securities and futures positions, were held by one Clearing Broker.

To the extent the Company has not borrowed the maximum amount available from the Clearing Brokers or has deposited excess cash with the Clearing Brokers for safekeeping purposes, such amounts represent available short-term funding. The Company maintains most of its liquidity in these forms of available short-term funding. This subjects the Company to liquidity risk, to the extent the Clearing Brokers may choose to decrease collateralized margin borrowings they make available to the Company. The Company attempts to limit this liquidity risk by entering into contracts that require the Clearing Brokers to provide reasonable notice periods before additional margin can be required on existing positions, when the Clearing Brokers make this term available.

4. Financial Instruments

Financial instruments owned and financial instruments sold, but not yet purchased consist of the following (in thousands):

	Owned	*Sold, but not yet purchased*
Equities	$544,805	$709,398
Corporate debt	9,194	–
Options and warrants	150,310	200,752
Total	$704,309	$910,150

5. Related Party Transactions

The General Partner, directly and through certain affiliates, provides substantially all personnel, management, and overhead, and certain other services to the Company and the Parent. In consideration for providing these services and in accordance with the applicable operating documents, the General Partner is reimbursed by the Parent for the effect of its bearing related expenses as well as for certain other of its and its partners' costs resulting directly or indirectly from its management activities and/or in connection with the operations or results of the Company. In turn, the Company is responsible for its allocable share of these costs and expenses pursuant to an expense allocation agreement between the General Partner, the Parent and the Company. In connection with this agreement, the total costs and expenses applicable to the Company (primarily related to personnel costs) were charged to the Company by the Parent.

The Parent may also deposit funds with the Company from time to time in anticipation of future funding requirements. To the extent applicable, such deposits bear interest at rates both selected by, and believed to be commercially reasonable by, the General Partner.

Payable to Parent represents amounts due in respect to each of the above. Any such payables are due on demand.

6. Revolving Subordinated Borrowings

During 2003, the Company and a financial institution extended the scheduled maturity date of a $75 million revolving subordinated loan agreement (the "Revolver") to July 15, 2005. The Parent has guaranteed payment and performance by the Company, and the Parent and the General Partner have pledged their ownership interests in the Company to support the Revolver. Under the terms of the Revolver, the Company is charged interest on outstanding borrowings at floating rates based on the federal funds rate. A rate of three-eighths of one percent per annum is charged for any unused portion of the credit line. The Revolver contains various requirements and restrictions. Among other things, the Revolver requires that the Company maintain a minimum level of partners' capital to draw funds, and generally requires the Company to clear its securities transactions through affiliates of the financial institution. At December 31, 2003, the Company was in compliance with such requirements and restrictions of the Revolver. The Company may, under certain conditions, terminate the Revolver prior to maturity.

Any outstanding subordinated borrowings are covered by an agreement approved by the National Association of Securities Dealers, Inc. ("NASD") and are thus available in computing net capital under the uniform net capital rule of the United States Securities and Exchange Commission ("SEC"). To the extent that such subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirement

As a registered broker-dealer and member of the NASD, Investments L.P. is subject to SEC Rule 15c3-1, which specifies uniform net capital requirements for its registrants. Investments L.P. has elected the alternative net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2003, Investments L.P. had net capital of approximately $62.4 million, which exceeded the minimum requirement by approximately $62.2 million.

Proprietary balances, if any, held at the Clearing Brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Brokers, which require, among other things, that the Clearing Brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

8. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk, primarily for the purpose of hedging its exposure to market, interest rate, and foreign currency risks, and in connection with its normal investing activities. These financial instruments include (without limitation) financial instruments sold, but not yet purchased, as well as other derivative financial instruments. Risk in these transactions arises from many factors, including (without limitation) the potential failure of the exchange or counterparty to perform under the terms of each of these contracts and from changes in interest rates, foreign currency exchange rates, or the fair value of the underlying financial instruments. Through the use of hedging strategies and various credit-monitoring techniques, the Company attempts to reduce its exposure to certain market, interest rate, foreign currency, and credit risks arising from the use of financial instruments with off-balance-sheet risk. A further description of these instruments appears below.

a. Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold, but not yet purchased represent obligations to deliver specified financial instruments at contracted prices, thereby creating liabilities to purchase such financial instruments at some time in the future at then-prevailing market prices, thus subjecting the Company to market risk.

b. Derivative Financial Instruments

Derivative financial instruments contain varying degrees of off-balance-sheet risk, whereby changes in interest rates, foreign currency exchange rates, or the fair value of the underlying financial instruments may result in losses in excess of any amounts reflected on the consolidated statement of financial condition. The specific types of derivative financial instruments traded by the Company are described further as follows:

i. Option contracts written are derivative financial instruments that provide a counterparty with the right, but not the obligation, to purchase or sell financial instruments at a specified price on or before a specified future date. A premium is received by the option contract writer in exchange for bearing the risk of unfavorable changes in the values of the financial instruments underlying the option contract.

8. Certain Financial Instruments, Associated Risks, and Off-Balance-Sheet Risk (Continued)

b. Derivative Financial Instruments (Continued)

ii. Financial and currency futures contracts are derivative financial instruments that represent future commitments to purchase or sell other financial instruments at specified terms at specified future dates.

At December 31, 2003, the fair value of the Company's commitments to purchase and sell the underlying financial instruments relating to derivative financial instruments were as follows (in thousands):

	Assets	*Liabilities*
Options and warrants	$150,310	$200,752
Futures	10	–

While, individually, these derivative financial instruments carry the risks referred to above, the measurement of risk associated with these instruments is meaningful only when all related and offsetting transactions used to limit (though not eliminate) certain risks to the Company are identified. In any case, it should be noted that the Company's exposure to credit risks associated with counterparty nonperformance on these instruments is limited to the unrealized gains inherent in such contracts (as well as any margin posted on such contracts), which, as stated above, are included on the consolidated statement of financial condition. It is the Company's policy to monitor its exposure to credit risks, to pledge collateral where deemed necessary, and to obtain collateral where permitted and deemed necessary.

9. Subsequent Events

Subsequent to December 31, 2003, the Parent made a capital withdrawal of $15 million from the Company.